                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549


                                AMENDMENT NO. 1
                                      to
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                           PRECISION AUTO CARE, INC.
                           -------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of class of securities)
                                  -----

                                   74-18R915
                                   ---------
                                (CUSIP NUMBER)


                              Louis M. Brown, Jr.
                            748 Miller Drive, S.E.
                           Leesburg, Virginia  20175
                         Telephone No. (703) 777-9095
                         -----------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                   Copy to:
                               Thurston R. Moore
                               Hunton & Williams
                             951 East Byrd Street
                           Richmond, Virginia 23219

                                August 14, 2000
                                ---------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition that is the
               subject of this Schedule 13D, and is filing this
           schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                             this statement [   ].

                               Page 1 of 8 Pages
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
CUSIP NO. 74-18R915                                  13D                        Page 2 of 8 Pages
----------------------------------------                            ----------------------------------------



            1              NAME OF REPORTING PERSONS
                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Louis M. Brown, Jr.  -  ###-##-####
----------------------------------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------

            3              SEC USE ONLY
----------------------------------------------------------------------------------------------------------

            4              SOURCE OF FUNDS*
                           PF
----------------------------------------------------------------------------------------------------------

            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                           TO ITEM 2(d) or 2(e)                                                 [ ]
----------------------------------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION
                           USA
----------------------------------------------------------------------------------------------------------

        NUMBER OF                 7  SOLE VOTING POWER
         SHARES                      1,782,500
                                 -------------------------------------------------------------------------
      BENEFICIALLY                8  SHARED VOTING POWER
        OWNED BY                     0
                                 -------------------------------------------------------------------------
          EACH                    9  SOLE DISPOSITIVE POWER
        REPORTING                    1,782,500
                                 -------------------------------------------------------------------------
       PERSON WITH               10  SHARED DISPOSITIVE POWER
                                     0
----------------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,782,500
----------------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*                                                   [ ]
----------------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           22.3%
----------------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON*
                           IN
----------------------------------------------------------------------------------------------------------

 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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Item 1.   Security and Issuer.
          --------------------

  This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on August 14, 2000 (the Original Filing") and relates to the Common Stock of Precision Auto Care, Inc. (the "Issuer"), a Virginia corporation having its principal executive offices at 748 Miller Drive, S.E., Leesburg, Virginia 20175.

Item 2.    Identity and Background.
           -----------------------

  (a)  Name.

               The name of the reporting person is Louis M. Brown, Jr.

  (b)  Residence or business address.

               The reporting person's business address is 748 Miller Drive, S.E., Leesburg, Virginia 20175.

  (c)  Principal occupation or employment.

               The reporting person currently is serving as the Chief Executive Officer of the Issuer.

  (d)  Criminal convictions.

               Not applicable.

  (e)  Civil proceedings.

               Not applicable.

  (f)  Citizenship.

               The reporting person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The reporting person used personal funds in making the purchase of Common Stock disclosed in this Schedule 13D.

Item 4.    Purpose of Transaction.
           ----------------------

  The reporting person's purpose in purchasing the Common Stock reported in Items 5(a) and 5(c) hereof is for investment purposes and as described in this

                               Page 3 of 8 Pages

Item 4. The reporting person and the Issuer entered into an Agreement, dated August 4, 2000 (the "Agreement"), pursuant to which the reporting person purchased from the Issuer on August 4, 2000, 1,700,000 shares of newly-issued Common Stock of the Issuer for an aggregate consideration of $750,000. In addition, pursuant to the terms of the Agreement, the reporting person was appointed as the Chief Executive Officer of the Issuer and the Board of Directors of the Issuer agreed to appoint the reporting person a director of Issuer as soon as reasonably practicable. In connection therewith, the Issuer granted to the reporting person certain registration rights with respect to the Common Stock. The Issuer also entered into an agreement with Arthur Kellar and Mauricio Zambrano, two members of the Issuer's Board of Directors, to loan the Issuer funds to repay the Issuer's senior credit facility and to provide the Issuer with additional working capital. As a result of the issuance of Common Stock to the reporting person without the prior approval of the Issuer's shareholders, the Common Stock may be delisted from the Nasdaq Smallcap Market.

  The reporting person has purchased the additional 82,500 shares of Common Stock in the open market as described in Item 5(c).

  The reporting person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the reporting person to increase his holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the reporting person and general economic and market conditions. At any time, the reporting person may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

  Except as set forth above, the reporting person does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The reporting person may formulate plans or proposals with respect to one or more of the foregoing in the future.

                               Page 4 of 8 Pages

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          (a)      Beneficial Ownership.

                   1,782,500 shares of Common Stock of the Issuer are owned beneficially by Louis M. Brown, Jr., constituting 22.3% of such shares outstanding.

          (b)      Power to Vote or Dispose of Shares.

                   Number of shares as to which reporting person has:

                  (i)   sole power to vote or to direct the vote - 1,782,500

                  (ii)  shared power to vote or to direct the vote - 0

                  (iii) sole power to dispose of or to direct the
                        disposition of - 1,782,500

                  (iv) shared power to dispose of or to direct the disposition of - 0

          (c) Since the Original Filing, the reporting person purchased 82,500 shares of Common Stock of the Issuer in brokers' transactions on the open market as follows:

                    Date         Number of Shares        Price per Share
               ------------  -----------------------  -----------------------
                  8/14/00            50,000                   $ 0.69
                  8/15/00            32,500                   $ 0.597

          (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.

          (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In addition, there are no securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

                               Page 5 of 8 Pages
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Item 7.    Material to be Filed as Exhibits.
           --------------------------------

1. Agreement between Louis M. Brown, Jr. and Precision Auto Care, Inc., dated August 4, 2000.
2. Registration Rights Agreement between Louis M. Brown, Jr. and Precision Auto Care, Inc., dated August 4, 2000.

                               Page 6 of 8 Pages
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                                 SIGNATURE
                                 ---------

    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 18, 2000                     /s/ Louis M. Brown, Jr.
                                   ---------------------------------------
                                    Louis M. Brown, Jr.


                               Page 7 of 8 Pages
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EXHIBIT INDEX
-------------

Exhibit 1 Agreement between Louis M. Brown, Jr. and Precision Auto Care, Inc., dated August 4, 2000.*

Exhibit 2 Registration Rights Agreement between Louis M. Brown, Jr. and Precision Auto Care, Inc., dated August 4, 2000.*

*  previously filed.

                               Page 8 of 8 Pages